



SEC Mail Processing Section

FEB 2 8 2012

Washington, DC 125

SEC ISSION

12012925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-66296

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 01, 2011__ AND ENDING ____December 31, 2011____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emerson Equity, LLC

	OFFICIAL USE ONLY
	FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Bovet Drive, Suite 725

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2012

03 REGISTRATIONS BRANCH

San Mateo	(No. and Street) **CA**	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini   **650-312-0200**

                                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Emerson Equity, LLC**, as of **December 31, 2011**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

/2/202)-

_____
Signature

Managing Member
_____
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 20 day of **Feb** 2012

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member
  Emerson Equity, LLC

We have audited the accompanying statement of financial condition of Emerson Equity, LLC as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerson Equity, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

San Francisco, California *Harb, Levy & Weiland LLP*
February 20, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   •   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

EMERSON EQUITY, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	212,532
Deposit with clearing broker		25,000
Prepaid expenses		1,728
Equipment, net		1,454
Total assets	$	240,714

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	24,919
Member's equity		215,795
Total liabilities and member's equity	$	240,714

See Accompanying Notes to Financial Statements

EMERSON EQUITY, LLC
Statement of Operations
Year Ended December 31, 2011

Revenues:

Commissions	$ 9,877,464
Investment advisory fees	216,312
Other income	265,913
Total revenues	10,359,689

Expenses:

Commissions	9,917,310
General and administrative	151,377
Professional fees	105,893
Rent	51,610
Insurance	32,906
Depreciation	1,453
Total expenses	10,260,549

Net income	$ 99,140

See Accompanying Notes to Financial Statements

EMERSON EQUITY, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

Member's equity, beginning of year	$	116,655
Net income		99,140
Member's equity, end of year	$	215,795

See Accompanying Notes to Financial Statements

EMERSON EQUITY, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:

Net income	$	99,140
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,453
Increase in prepaid expenses		(1,728)
Decrease in accounts payable and accrued expenses		(98,494)
Total adjustments		(98,769)
Net cash provided by operating activities		371
Cash, beginning of year		212,161
Cash, end of year	$	212,532

See Accompanying Notes to Financial Statements

1.   Business and Summary of Significant Accounting Policies

Business

Emerson Equity, LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $28,834. Depreciation is computed under the straight-line method using estimated useful lives of 3 to 7 years.

Revenue Recognition

Commission revenue arising from securities transactions is recorded on a trade date basis. Investment advisory fees are recorded quarterly as earned, in accordance with the terms of the investment advisory contracts. Commissions earned from private placements are recorded at the time the private placement is completed and the income is reasonably determinable.

1.   Business and Summary of Significant Accounting Policies (continued)

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the member for inclusion in the member's income tax returns. LLC fees levied at the state level are immaterial and are not separately stated in the statement of operations. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2007.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $212,613, which was $207,613 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.117 to 1.

3.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4.   Related Party Transactions

During 2011, the Company entered into a Broker-Dealer Independent Affiliate agreement with SharesPost, Inc. and certain individual registered representatives (the "Affiliate Reps"), whereas the Affiliate Reps provided private placement services. For the year ended December 31, 2011, revenue from private placement services provided by the Affiliate Reps totaled $8,519,945, which represents 84% of the Company's commission revenue. Under the terms of the agreement, the Company incurred $8,082,719 in commission expense, which represents 82% of total commission expense. In addition, the Company paid $120,000 to such Affiliate Reps as bonus which is included in commission expense on the statement of operations. On December 22, 2011, the Company and the Affiliate Reps and SharesPost, Inc. entered into a termination agreement whereby the original agreement was terminated effective January 1, 2012, and any accrued but unpaid commission on the books of the Company was transferred to SharesPost Financial Corporation ("SPFC"), a broker-dealer owned by SharesPost, Inc. During 2011, total commissions paid (excluding bonus payment) to Affiliate Reps totaled $4,964,048 and the total cash and liability transferred over to SPFC for the benefit of the Affiliate Reps totaled $3,118,671, which is included in commission expense on the statement of operations.

The managing member of the Company provides services as Chief Compliance Officer and the financial and operations principal ("FINOP") to SPFC, for which he is compensated individually.

The Company subleases its office premises on a month to month basis from its managing member. Total rent expense under the sublease was $51,610 for the year ended December 31, 2011.

During 2011, the Company paid commissions totaling $251,500 to the managing member, which is included in commissions expense in the accompanying statement of operations.

5.   Subsequent Event

Management evaluated subsequent events through February 20, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>EMERSON EQUITY, LLC</u>   as of <u>December 31, 2011</u>

1. Total ownership equity from Statement of Financial Condition..	$ 215,795	3480	
2. Deduct ownership equity not allowable for Net Capital..	( )	3490	
3. Total ownership equity qualified for Net Capital..	215,795	3500	
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............		3520	
B. Other (deductions) or allowable credits (List)...		3525	
5. Total capital and allowable subordinated liabilities...	215,795	3530	

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)...	3,182	3540		
B. Secured demand note delinquency...		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges...		3610	(3,182)	3620
7. Other additions and/or allowable credits (List)...				3630
8. Net capital before haircuts on securities positions...			212,613	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments...		3660		
B. Subordinated securities borrowings...		3670		
C. Trading and investment securities:				
1. Exempted Securities...		3735		
2. Debt securities...		3733		
3. Options...		3730		
4. Other securities...		3734		
D. Undue Concentration...		3650		
E. Other (List)...		3736		3740
10. Net Capital...			$ 212,613	3750

OMIT PENNIES

Notes:
    Non allowable assets

Prepaid expenses	$ 1,728
Equipment, net	1,454
	$ 3,182

- 10 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: __EMERSON EQUITY, LLC__   as of __December 31, 2011__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)...	$ 1,662	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	5,000	3760
14.	Excess net capital (line 10 less 13)..	207,613	3770
15.	Excess net capital at greater of (10% of line 19 of 120% of line 12)................................	$ 206,613	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition..	$ 24,919	3790

17. Add:

A.	Drafts for immediate credit...	$	3800		
B.	Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810		
C.	Other unrecorded amounts (List)..	$	3820		3830

19.	Total Aggregate indebtedness...	$ 24,919	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)........................	11.72%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)..........................		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)..		3880
24.	Net capital requirement (greater of line 22 or 23)..		3760
25.	Excess capital (line 10 or 24)...		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1.   Minimum dollar net capital requirement, or
    2.   6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and   partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EMERSON EQUITY, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EMERSON EQUITY, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

EMERSON EQUITY, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2011

1. Reconciliation of Computation of Net Capital to Respondent's Computation

    The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 232,611	$ 4,921	2.12%
Adjustments:			
Accrual of SIPC fees	(19,998)	19,998	
Depreciation expense	(1,453)		
Pre-paid expense	1,728		
Non-allowable assets	(275)	-	
Computation per Schedule I	$ 212,613	$ 24,919	11.72%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

    The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Member
  Emerson Equity, LLC

        In planning and performing our audit of the financial statements of Emerson Equity, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

        Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

        The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ▪   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California   *Hark, Levy & Weiland LLP*
February 20, 2012



Report of Independent Registered Public Accounting Firm on Applying Agreed Upon-Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
  Emerson Equity, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation to the Securities Investor Protection Corporation ("Form SIPC-7") for the year ended December 31, 2011, which were agreed to by Emerson Equity, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with two respective cash disbursement records entries and two corresponding check payments noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities and from other revenue not related either directly or indirectly to the securities business noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California   *Harb, Levy & Weiland LLP*
February 20, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ▪   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent
accounting and consulting firms.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ . 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for rposes of the audit requirement of SEC Rule 17a-5:

> 068296 FINRA DEC
> EMERSON EQUITY LLC   11*11
> 155 BOVET RD STE 725
> SAN MATEO CA 94402-3155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

A. General Assessment (item 2e from page 2) $_____25,270_____

B. Less payment made with SIPC-6 filed (exclude interest)   (_____5,272_____)

   ____07/29/11____
        Date Paid

C. Less prior overpayment applied   (_____0.00_____)

D. Assessment balance due or (overpayment)   _____19,998_____

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____0.00_____

F. Total assessment balance and interest due (or overpayment carried forward) $_____19,998_____

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $_____19,998_____

H. Overpayment carried forward $(_____)

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

e SIPC member submitting this form and the
rson by whom it is executed represent thereby
it all information contained herein is true, correct
d complete.

_____Emerson Equity LLC_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

ted the __11th__ day of __February__ , 20 __12__ .

_____FINOP_____
(Title)

is form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form
r a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: '

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __O1/O1__ , 20**11**
and ending __12/31__ , 20**11**

Eliminate cents

lo.
ital revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ __10,359,689__

Iditions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

__0.00__

(2) Net loss from principal transactions in securities in trading accounts.

__0.00__

(3) Net loss from principal transactions in commodities in trading accounts.

__0.00__

(4) Interest and dividend expense deducted in determining item 2a.

__0.00__

(5) Net loss from management of or participation in the underwriting or distribution of securities.

__0.00__

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

__0.00__

(7) Net loss from securities in investment accounts.

__0.00__

Total additions

__0.00__

:ductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

__164,721__

(2) Revenues from commodity transactions.

__0.00__

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

__0.00__

(4) Reimbursements for postage in connection with proxy solicitation.

__0.00__

(5) Net gain from securities in investment accounts.

__0.00__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

__0.00__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

__0.00__

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

__86,868__

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ __0.00__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ __0.00__

Enter the greater of line (i) or (ii)

__0.00__

Total deductions

__251,589__

PC Net Operating Revenues

$ __10,108,100.__

:neral Assessment @ .0025

$ __25,270__

(to page 1, line 2.A.)

2



EMERSON EQUITY, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2011